Exhibit 99.1

Fury Outlines First Regional Exploration Target at Eau Claire;
Summer Plans to Explore the Percival Trend

Toronto, Canada – February 10, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide an update on its regional exploration plans at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. This summer the Company plans to explore the Percival trend, which is located 14 kilometres (km) east of the Eau Claire deposit. Percival was the site of a 2018 discovery that included drill intercepts of 78.5 metres (m) of 1.46 g/t gold (Hole ER18-822) and 87m of 2.35 g/t gold (ER18-823)1 from surface (Figure 1). The mineralized footprint at Percival is 400m by 100m and is hosted within sulphidized and silicified breccias in a sedimentary sequence in multiple parallel stacked lenses (Figure 2). This represents a second style of mineralization at the Eau Claire project that Fury’s technical team believes is largely underexplored.

“Over the past six months our technical team has identified considerable opportunities to increase ounces at Eau Claire and expand upon past discoveries throughout the land position. At Percival we have significantly advanced the detection of surface mineralization under till cover using biogeochemistry. This opens up the entire property for new target development as we plan to explore the Percival, Serendipity and North Structure trends this summer,” stated Michael Henrichsen, SVP, Exploration of Fury.

Geochemistry Advancement at Percival
The Percival prospect did not provide a gold response from the historical till sampling data that covered the mineralization, leading the Company to conduct various orientation geochemical surveys over the zone in an attempt to obtain a direct high contrast gold response from the mineralized bedrock overlain by shallow tills. Fury was successful in detecting the gold mineralization at Percival through biogeochemistry sampling where spruce branches are collected, ashed and then assayed. Samples were collected every 50m on two lines spaced 100m apart and gold results showed a cluster of elevated values over the area of mineralization (Figure 3). These elevated results demonstrate the effectiveness of the technique and the Company plans to utilize it in select structural corridors across the Eau Claire property package to aid in the development of new drill targets (Figure 1).

1 Intervals are presented in core length; holes are generally planned to intersect mineralization as close to perpendicular to strike as possible with true widths are estimated to be 75% to 85% of downhole length when hole and dips of the mineralized horizons are considered. Assay presented is not capped. Intercept occurs within geological confines of major zones but have not been correlated to individual structures/horizons within these zones at this time. Vertical depths are 35m and 65m for ER18-822 and ER18-823, respectively, and they are measured from the surface to the mid-point of the reported interval. Refer to Eastmain Resources news release dated November 13, 2018 on www.sedar.com for more information.

2021 Regional Exploration Plans
Fury plans to conduct an extensive biogeochemistry program across the Eau Claire property with the goal of developing new drill targets in 2021. In conjunction with the geochemical surveys, ground-based induced polarization geophysical surveys are planned along the Percival trend to fingerprint the geophysical signature of the mineralization. The Company believes that the sulphide-rich silica breccia bodies at Percival will image well based on the high resistivity and chargeability responses and that there will be a high potential for similar responses along trend from the observed mineralization.

Figure 1: Eau Claire prospect map and 2021 biogeochemical sampling plan on reduced to pole magnetics.

Figure 2: Percival Prospect >0.5 g/t gold interpolant with historic drilling highlights.

Figure 3: Comparison of historic till geochemistry and 2020 biogeochemical sampling.

David Rivard, P.Geo, Exploration Manager at Fury, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

Biogeochemical Samples
Biogeochemical samples were taken by collecting of approximately 200 grams of black spruce twigs and sent to ALS Lab in Vancouver, BC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included drying, separation needles from twigs and ashing of needles only at 475°C for 24 hours (VEG-ASH01). Ashed samples are analyzed for 65 elements using nitric/hydrochloric acid digestion with ICP-MS finish (ME-VEG41a). QA/QC programs using lab duplicates, standards and blanks indicate good accuracy.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (778) 729-0600
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed contains "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking information is information that includes implied future performance and/or forecast information. Forward-looking information and statements in this release reflects management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release, includes information relating to: Fury's exploration programs at its Eau Claire property and specifically, along the Percival trend; Fury's growth plans; and the future growth and development of Fury's mineral properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the Company's assumptions around the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2019 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information and statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Standards”). The Company’s descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.